Teva Names Ichiro Kikushige as CEO of Teva Seiyaku, Japan

Jerusalem, Israel, April 8, 2013 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today announced the appointment of Ichiro Kikushige as Chief Executive Officer (CEO) of Teva Seiyaku, Japan, effective on May 15, 2013. Mr. Kikushige most recently was Senior Director of Sales for Eli Lilly Japan K.K. Mr. Kikushige will replace Makoto Shimada, currently President and CEO of Teva Seiyaku, who is retiring after having served the pharmaceutical industry in Japan for nearly 40 years. Mr. Shimada will remain at Teva Seiyaku until June 30, 2013 to facilitate a smooth and orderly transition.

“As an effective leader with more than 30 years of experience in the pharmaceutical industry, Mr. Kikushige is well-qualified to assume this important role within Teva in Japan,” said Prof. Itzhak Krinsky, Chairman of Teva Japan and Teva South Korea. “Under the leadership of Teva President and CEO Dr. Jeremy Levin, the Company is implementing a new growth strategy to become the most indispensable pharmaceutical company of the world. Japan, the second largest pharmaceutical market, offers attractive opportunities for growth, and we now are entering into the next phase of leveraging our established business and position within the Japanese market.”

Prof. Krinsky added,” We would like to thank Mr. Shimada for his many years of service and contributions to the Company and wish him well in his future endeavors.”

Biography of Ichiro Kikushige

Ichiro Kikushige, who is currently working for Eli Lilly Japan K.K. as the Head of Sales, will join Teva Seiyaku Japan as the CEO on April 15. He joined Lilly in 1988 as a sales representative and was promoted to the Marketing Director in 1997, Head of Oncology Business in 2002 and the current position in 2008, successively. Before joining Lilly, he worked for Pfizer Japan K.K. and his total career in pharmaceutical industry is now over 30 years.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.